Xerox Holdings Corporation

P.O. Box 4505, 201 Merritt 7

Norwalk, Connecticut 06851-1056

March 31, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Xerox Holdings Corporation
Registration Statement on Form S-4 (File No. 333-236827)
Schedule TO-T (File No. 005-12061)
Preliminary Proxy Statement on Schedule 14A (File No. 001-39013)
Preliminary Proxy Statement on Schedule 14A (File No. 001-04423)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Xerox Holdings Corporation (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-236827) filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2020, as amended on March 6, 2020, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates on March 31, 2020. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto. Because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company also hereby respectfully requests the immediate withdrawal of the Preliminary Proxy Statement on Schedule 14A (File No. 001-39013), filed with the Commission on March 10, 2020 (the “Xerox Proxy Statement”). In light of the fact that the Company is withdrawing the Registration Statement, it no longer believes it is desirable to pursue the matters referred to in the Xerox Proxy Statement.

On March 31, 2020, the Company also announced that it would no longer seek to nominate its slate of candidates to the board of directors of HP Inc. (“HP”) at HP’s upcoming annual stockholders’ meeting. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the related Preliminary Proxy Statement on Schedule 14A (File No. 001-04423), filed with the Commission on March 9, 2020.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filings referred to herein. However, in accordance with Rule 457(p) under the Securities Act, the Company hereby requests that the total fees paid to the Commission in the amount of $4,264,235.19, of which $717,320.30 was paid in connection with the filing of the Registration Statement and $3,546,914.89 was paid in connection with the filing of the Schedule TO-T (File No. 005-12061), be offset against the filing fees due for subsequent Commission filings.

Should you have any questions on this matter, please contact James C. Woolery, Timothy M. Fesenmyer or Erik L Belenky of King & Spalding LLP at (212) 556-2108, (212) 556-2336, and (404) 572-2738, respectively.

Sincerely,

Xerox Holdings Corporation

By:	/s/ Louis J. Pastor
Name:	Louis J. Pastor
Title:	Executive Vice President and General Counsel

cc:	Christopher J. Fisher
(Xerox Holdings Corporation)

James C. Woolery
Timothy M. Fesenmyer
Erik L. Belenky
(King & Spalding LLP)